May 1, 2012

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Barbara C. Jacobs, Assistant Director
Jan Woo, Esq., Staff Attorney
Joyce Sweeney, Staff Accountant

Re:	Rackspace Hosting, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 17, 2012
File No. 001-34143

Ladies and Gentlemen:

We are submitting this letter on behalf of Rackspace Hosting, Inc. (the “Company") in response to comments from the staff ("Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated April 4, 2012 (the "Staff Letter") relating to the Company's Annual Report on Form 10-K (File No. 001-34143)(the "10-K").

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response.

Business

Intellectual Property Rights, page 8

1.
In your response letter dated June 23, 2010, you stated that you would add appropriate disclosure regarding the importance of third party software licenses to your operations in the Intellectual Property section of future filings. It appears that you have not expanded the intellectual property section of your Form 10-K for the year ended December 31, 2011 to discuss the importance of your software licenses to your business, as well as the duration of those licenses. See Item 101(c)(1)(iv) of Regulation S-K and advise.

We advise the Staff that we have added disclosure in the Intellectual Property Rights section to specify that we rely on licenses (as well as copyright law) to use and protect software and certain other elements of our proprietary technologies. In addition, we have added disclosure to include our use of open source software in our description of licenses we use for the provisioning of our services. Through the disclosure provided, including these additional details, we believe that we have satisfied the requirement under Item 101(c)(1)(iv) of Regulation S-K by providing the reader with an understanding of the importance and effect that licensing has on our business, to the extent such information is material to an understanding of our business taken as a whole. To that end, we have not included the duration of any particular license in this disclosure because we license a variety of third party software, such as operating systems, database, monitoring, backup, virtualization, email and security applications, and other application software, from a number of different vendors with varying durations and importance to our services. We believe that adding duration information in this manner may actually cause confusion for the reader rather than provide them with a better understanding of our business. Additionally, we do not believe that the duration of any particular license is a material item as the licenses we currently use to provide services to our customers are either contractually available to us on adequate and reasonable terms, have viable alternatives available to us, or are not material to our business. We will continue to analyze our licensing relationships and the impact of our licensing of third party software on our business and will consider additional revisions to future disclosure in this section, but believe that the current disclosure fulfills the requirements as outlined.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 33

2.
We note that you have not provided the number of Dedicated Cloud customers compared to Cloud Customers that you have disclosed in prior filings. Please tell us what consideration you have given to providing this information, as well as the number of Hybrid Hosting Customers, as a key metric in the table on page 34.

We acknowledge the Staff's comment and offer the following supplemental information in our response.

In 2011, we made the decision to disclose only the total number of Rackspace customers within our Key Metrics table. We noted in our fourth quarter 2010 earnings call that over time, as the market becomes more familiar with Rackspace and our capabilities, we believed that the vast majority of our customers will use both our Dedicated Cloud and Public Cloud services to obtain the best fit for their environment. As such, the distinctions between the two service offerings have become less significant. This trend is changing the way we deliver our services to customers and the way we think about our customers, and therefore requires us to change the metrics we track to better reflect the evolving business model. The first example of this change is how we analyze our customer count. Prior to the first quarter of 2011 we reported Dedicated Cloud and Public Cloud customers separately; however, the consumption of Public Cloud by our Dedicated Cloud customers (and vice-versa) through our hybrid hosting offerings made the distinction less relevant and potentially confusing. As such, in the first quarter 2011, we began reporting customer numbers on a combined basis.

We have not disclosed the number of hybrid hosting customers because we believe that the total customer metric is a better indicator for investors to assess the market's acceptance of our products and services.

Years ended December 31, 2010 and December 31, 2011

Net Revenues, page 38

3.
On page 15 of your February 14, 2012 Investor Conference presentation, enterprise traction is listed as one of the company's growth drivers. On page 16 of this investor deck you indicate that higher profits and returns may be driven by virtualization and customers taking higher service levels with minimal incremental capital. Further we note statements by management in the company's 4th quarter 2011 earnings call indicating that enterprise customers tend to consume high service levels and therefore have high average revenue per server as well as your disclosure on page 35 that your larger customers generally have higher net upgrades. In light of the apparent significance of larger customers to the company's growth and profitability, please tell us what consideration you gave to separately quantifying the relative percentage of revenues attributable to your larger enterprise customers and discussing the impact on margins and results for the periods presented. Also, tell us what consideration you gave to further discussing known trends and uncertainties related to this customer class. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

While we built our business during the first ten years by serving the Small and Medium Business (“SMB”) base, over the last couple of years, as our capabilities have grown, we have started to serve enterprise customers with more complex needs. We define enterprise customers as those customers that have complex IT needs (typically large enterprises) that either already have complex configurations with us, or that we expect to serve on a larger scale in the future. As such, included in the definition of enterprise may be small or medium businesses that have the potential to buy our services on a larger scale in the future. As a result, our consideration of an enterprise customer requires some level of judgment and is continually evolving. Additionally, we manage our operating segments (which enterprise customers may be included in either Dedicated Cloud or Public Cloud) as a whole unit and do not provide discrete financial information with respect to enterprise revenue or margins to management or the Board of Directors. Therefore, the financial information in our filing is similar to what management utilizes to manage the business. Since serving enterprise customers with more complex configurations was a new dimension of our business, we have proactively provided the investment community with qualitative comments as to what the typical differences are between serving SMB customers and enterprise customers.

We considered the disclosure requirements of Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350 and as a result disclosed certain trends related to larger customers (also referred to as enterprise customers). On page 36 as part of our Executive Overview, we provide the following disclosure “The increase in net upgrades is primarily due to an increasing number of larger customers within our customer base, as well as increasing spend by these customers. These larger customers generally have higher net upgrades.” While this is qualitative in nature, we believe the greatest impact enterprise level customers have on our metrics is the impact on net upgrades, which directly impacts installed base growth. This impact on net upgrades is due to the general buying behavior of enterprise customers as they typically outsource a specific application with us in the beginning and grow with us over a period of time. Our business today continues to have a significant SMB base, but as the number of enterprise customers grows we will consider additional disclosure around this class of customer should there be a material impact on net revenue, margins or a key metric.

Cost of Revenues, page 38

4.
Your disclosure addresses reasons for the fluctuations in underlying components of cost of revenues but does not clearly address the reasons for the almost 2 percentage point decrease in cost of revenues relative to revenues. Please tell us what consideration you gave to describing the underlying reasons for the decrease in cost of revenues as a percentage of revenues in 2011 compared to 2010. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

We respectfully advise the Staff that our analysis of cost of revenue focused on the fluctuations in the underlying components of cost of revenue in 2011 compared to 2010, as we believe this insight provides a comprehensive analysis to the reader. Furthermore, when compared to the same analysis for the comparison of 2010 and 2009 on page 39 of our Form 10-K, the reader is able to identify the underlying areas which most significantly impacted the change in cost of revenue as a percentage of revenue.

As noted in our Form 10-K, cost of revenue for 2010 and 2011 has grown year-over-year at a rate of 24.3% and 23.7%, while revenue has grown 24.1% and 31.3%, respectively. There were several reasons for this scaling as all costs included in our analysis of the underlying components (employee-related expenses, data center costs, and licenses) decreased as a percentage of revenue, but no one item was material or significant on a standalone basis. However, for 2010, consulting fees related to data center assessments and improvements increased $10.0 million and had an immaterial fluctuation in 2011. Therefore, the cost scaling we experienced in 2010 was partially offset by additional consulting fees of $10.0 million, of which was incremental to our cost base. If we were to normalize for the consulting fees of $10.0 million, we would have experienced a more linear decrease in cost of revenue as a percentage of revenue with 2010 being approximately 31%. The incremental consulting cost incurred in 2011 was not material and therefore did not have the same impact on this metric.

Liquidity and Capital Resources, page 44

5.
We note your disclosure that you do not have a significant amount of cash holdings in foreign countries. Please tell us the amount of cash and cash equivalents held in foreign countries as of December 31, 2011.

Our cash and cash equivalents held in foreign countries as of December 31, 2011 was $26.9 million. In future filings, we will include the amount of cash and cash equivalents held in foreign countries as of the balance sheet date.

Non-GAAP Financial Measures

Net Leverage (Non-GAAP financial measure), page 52

6.
You disclose that you believe that Net Leverage is an important metric for investors in evaluating a company's liquidity. Please tell us what consideration you gave to explaining how a reader should interpret the resultant Net Leverage amount to clarify why management believes the presentation of this non-GAAP measure provides useful information in evaluating the company's liquidity. Refer to Item 10(e) of Regulation S-K.

We supplement the standard disclosure requirements with a non-GAAP measure named Net Leverage, which considers both on-balance sheet debt obligations and cash and cash equivalents as of the balance sheet date.

We believe that Net Leverage provides an additional indicator when assessing our liquidity, capital structure and leverage and provides insight into a company's ability to assume more debt if and when required. In future filings, we will include this additional disclosure.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 61

7.
We note that you present payments of earn-out provisions for acquisitions for 2011 within financing activities. Please tell us what consideration you gave to the guidance in ASC 230-10-45-14 and 15 in determining this presentation.

ASC 230-10-45-15(c) states that “other principal payments to creditors who have extended long-term credit” are cash outflows from financing activities. It also references ASC 230-10-45-13(c) by stating that “most principal payments on seller-financed debt directly related to a purchase of property, plant, and equipment or other productive assets are financing cash outflows.” Using this guidance, we determined that the acquisitions represented purchases of productive assets and that the liability-classified earn-out payments were most analogous to seller-financing of the purchase. As such, the portion of the payment of the liability-classified contingent consideration arrangement that is included as part of the initial measurement of the fair value of the consideration transferred was classified as cash flows from financing activities in the statement of cash flows. The portion of the payment recognized in earnings in the income statement (both accretion expense and changes in the amount or timing of the payment) was classified as cash flows from operating activities.

Note 6. Business Acquisitions, page 72

8.
We note your disclosure regarding your acquisitions in January 2011 and December 2010. Please tell us what consideration you have given to including all of the disclosures required under ASC 805-30-50-1.

We acknowledge the Staff's comment with respect to the above requirements and note that the omission of certain disclosures was due to materiality considerations. The purchase price of $3.1 million for the January 2011 acquisition and $40 million for the December 2010 acquisition represented 0.5% and 5% of total assets, respectively.

Although deemed immaterial, we did provide the following disclosure to explain the movement in certain accounts. As described in further detail below, we provided cash paid as well as the amount of goodwill and contingent consideration for both acquisitions in our 2010 and 2011 Form 10-K.

•
For the January 2011 acquisition, as noted in the Consolidated Statement of Cash Flows, the amount of cash paid for the acquisition, net of cash acquired, was $952 thousand. When combined with the $2.1 million liability recorded for contingent consideration, as disclosed in the footnote, the total consideration transferred and allocated to identifiable assets and liabilities was approximately $3.1 million, of which approximately $2.7 million was goodwill.

•
For the December 2010 acquisition, as noted in the Consolidated Statement of Cash Flows, the amount of cash paid for the acquisition, net of cash acquired, was $29.8 million. Additionally, we disclosed an $8.7 million liability for contingent consideration in the 2010 footnote. The total consideration transferred and allocated to identifiable assets and liabilities was approximately $40 million, of which approximately $34 million was goodwill as disclosed in our Form 10-K.

Note 14. Taxes, page 83

9.
We note your disclosure that you have not recognized a deferred tax liability for the $124.1 million of undistributed earnings of foreign subsidiaries because such earnings are considered indefinitely invested in a foreign country. Please tell us what consideration you gave to disclosing the amount of the unrecognized deferred tax liability or a statement that determination of the estimated liability is not practicable. Refer to ASC 740-30-50-2c.

We respectfully advise the Staff that in future filings we will include disclosure that states that the determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

Note 16. Segment Information, page 87

10.
We note your disclosure that you have two operating segments based around products and services and that as a result of your evaluation of the criteria for aggregation by products and services, you determined that you have one reportable segment. Please provide us with the following information related to your operating segments:

•	describe the types of customers serviced, including an explanation of how you differentiate among customers, such as the criteria for establishing what you refer to as your enterprise customers;

•	the relative proportion of revenues based on customer type for each operating segment;

•	discuss differences in margins based on service levels, such as Managed service levels and Intensive service levels, as referred to on your web-site;

•	the relative percentage of revenues attributable to Managed service levels and Intensive service levels;

•	how you allocate revenues and expenses related to your hybrid offerings;

•	how you allocate revenues and expenses related to advisory services;

•	a quantitative analysis of revenue growth and gross margins demonstrating how your two operating segments have similar economic characteristics; and

•	explain why these segments are expected to have similar future prospects.

Refer to paragraphs ASC 280-10-50-11 and ASC 280-10-50-55-7A through 55-7C.

We acknowledge the Staff's comment and offer the following supplemental information in response to each of the items above.

Types of Customers (for Dedicated Cloud and Public Cloud)

We serve customers of all sizes and IT needs as long as their needs meet our service offerings, which are highly standardized. As noted in Management's Discussion and Analysis (MD&A), we sell our services to small and medium-sized businesses as well as large enterprises. In 2011, we concluded that we had two operating segments, Dedicated Cloud and Public Cloud, which are based on product and service offerings. Each of these two operating segments serves both customer types. To illustrate, we have large customers who procure Public Cloud service offerings. For those services, the revenue and costs are included in the Public Cloud operating segment, while revenue and costs for those same customers who procure Dedicated Cloud services are included in the Dedicated Cloud operating segment. Conversely, there are small customers that procure Dedicated Cloud services that are included in the Dedicated Cloud operating segment.

The non-U.S. operations began offering Public Cloud in January 2011; therefore, the non-U.S. operations in 2010 were entirely representative of Dedicated Cloud and in 2011 materially represented Dedicated Cloud.

Revenues Based on Customer Type

Our Dedicated Cloud and Public Cloud revenues are disclosed in the Form 10-K within our key metrics table on page 34. During 2011, our discrete financial information did not include revenue based on customer type, nor did we internally track this data on a recurring basis.

Managed and Intensive Service Levels

Managed service levels and Intensive service levels represent different levels of technical support that we provide our customers primarily within our Dedicated Cloud operating segment. As an estimate, we believe that, of our Dedicated Cloud revenue, the split between revenue attributable to Managed customers and Intensive customers is approximately even.

During 2011, we managed our business through the two operating segments and the discrete financial information from these operating segments. We do not track revenue or margins by customer type on a detailed, company-wide basis. We have performed certain ad hoc analysis for certain customers or classes of customers, but we have not historically generated revenue and expense information by customer type or by service level.

Hybrid Offerings - Revenues and Expenses

Revenue from (and the expenses incurred to support) customers who consume our hybrid offering are grouped into the operating segment in which the particular product or service offering is included, either Dedicated Cloud or Public Cloud. No further allocation is performed for customers consuming our hybrid offerings. We do not provide discrete financial information with respect to revenue and expenses for our hybrid offerings.

Advisory Services - Revenues and Expenses

Revenue and expenses related to our advisory or professional services business is not a material part of our business as it represents less than 1% of both categories.

Quantitative Analysis and Similar Future Prospects

Revenue and revenue growth percentages for both the Dedicated Cloud and Public Cloud operating segments is included in our 2010 and 2011 Form 10-K as part of the key metrics table within the MD&A section.  As disclosed in our previous comment letter response dated June 23, 2010, we have forecasted our Public Cloud operating segment to have larger percentage revenue growth through 2015, and that the absolute dollar growth in revenue by 2015 will come equally from each operating segment.

Our key economic characteristic for comparing our operating segments is gross margin.  Gross margin for a given operating segment will vary from time to time based on factors such as economic conditions, acquisitions, product launches, vendor pricing and asset allocation decisions.  The difference in our gross margins between our two operating segments today is approximately 5 to 7 percentage points throughout the year on an average margin of 70 percent for 2011, and as such we have concluded that the current economic characteristics of the two operating segments are similar. Additionally, many of the expenses are shared between the operating segments and specifically for our Dedicated Cloud operating segment the cost categories included in gross margin are primarily based on allocations, which involved significant estimates and assumptions. Because of organizational changes planned in late 2011, we have not been focused on precise allocations between the 2011 operating segments.

ASC 280-10-55-7a states that the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only.  In the future, we expect gross margins will continue to be similar between our operating segments due to the continued growth in the Public Cloud service offerings both domestically and internationally as well as company-wide efforts to move towards one integrated hybrid offering.  Our expectation is that Public Cloud and other virtualized customer configurations will continue to scale and provide capital efficiencies.

Based on the foregoing, we concluded that the operating segments meet the aggregation criteria discussed above and as such are appropriately presented as one reportable segment, in accordance with ASC 280.  We do not believe that the separate reporting of operating segment information would add significantly to an investor's understanding of our business because the operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. In addition, on a go forward basis we will no longer provide discrete financial information other than revenue for Dedicated Cloud and Public Cloud to management or the Board of Directors.

11.
As a related matter, please tell us what consideration you gave to determining operating segments based on customer type. We note from your web-site that you have a Senior Vice President of “Core Business” that “oversees core business activities at Rackspace including Product, Worldwide Marketing, and the SMB business segment.” We further note from your web-site that the Senior Vice President and General Management of “Enterprise” has “P&L ownership for Rackspace's largest and most complex customers.” Please tell us the following with respect to Core Business and Enterprise operating units:

•	describe for us your management and reporting structure;

•	describe for us the nature of discrete financial information that you generate;

•	describe how resources are allocated to and performance is evaluated;

•	whether you consider these Vice Presidents to be segment managers; and

•	describe how information is presented to the board of directors.

Refer to ASC 280-10-50-1 through 50-9.

We advise the Staff that we did not provide discrete financial information by customer type to the Chief Operating Decision Maker (defined in our Segment Information footnote as our CEO) or the Board of Directors in 2011. As a result, we did not consider defining operating segments based on customer type.

We acknowledge the Staff's comment and offer the following supplemental information in response to each of the items above. Please note that we cannot provide a complete response to the request to provide information with respect to our core business (SMB) and enterprise because this management structure and discrete financial information were not in place in 2011; however, we have provided the requested information based on the management structure and discrete financial information related to the 2011 period.

Overview

In the Rackspace 2011 Annual Report, our CEO describes our business as cloud hosting, which is further defined as “computing and storage as a service of the Internet.” Furthermore, he describes the manner in which we deliver these cloud hosting services and the underlying common factor is Fanatical Support. Our cloud hosting services are provided to our customers through two product/service offerings: Dedicated Cloud and Public Cloud.

Management and Reporting Structure

At the end of 2011, our management and reporting structure was as follows:

Reporting to the CEO were the following senior level executive positions.

•	Chief Operating Officer who is responsible for Data Center Operations, Supply Chain, Engineering and Shared Services.

•	Senior Vice Presidents of Legal (General Counsel) and Finance (CFO), and Vice Presidents of Human Resources and Corporate Communications.

•	The President (Lew Moorman, effective December 8, 2011).

Among the positions reporting to the President are the two leaders of the operating segments and the leader of our international business.

•
Pat Matthews, Senior Vice President Public Cloud (also referred to as Cloud). As referenced on the Rackspace website, Pat managed our Cloud business in 2011. Today, he is responsible for core business activities at Rackspace including Product, Worldwide Marketing, and the SMB customer segment.

•	Jim Lewandowski, Senior Vice President Dedicated Cloud (also referred to as Managed Hosting).

•	Taylor Rhodes, Managing Director International (includes both Dedicated Cloud and Public Cloud). The Public Cloud began in January 2011 for our International business.

In 2012, our management and reporting structure changed so that we no longer are organized around products and services. Furthermore, discrete financial information is not generated at that level. Under the 2012 structure, Pat Matthews oversees the US SMB customer segment, Jim Lewandowski oversees the US Enterprise customer segment (note that this customer segment is broader than the base of customers referred to above as enterprise), and Taylor Rhodes oversees the International business (all non-U.S. entities). All three positions continue to report into Lew Moorman. While the management structure is organized in this manner, we do not view Pat or Jim as segment managers in 2012.

Discrete Financial Information

Information is presented to the CEO through a monthly financial reporting package. This reporting package includes the following:

•	Key metrics tables similar to our publicly disclosed key metrics, with slightly more granularity and details than what is publicly disclosed.

•	Consolidated financial statements (Income Statement, Balance Sheet, and Cash Flow Statement).

•	Budget to actual for the consolidated company and three geographies (U.S., U.K., Hong Kong).

•
An income statement for the U.S. operations and an income statement for our non-U.S. operations. The non-U.S. operations began offering Public Cloud in January 2011; therefore, the non-U.S. operations in 2010 were entirely Dedicated Cloud and in 2011 materially represented Dedicated Cloud.

•	For the U.S. operations, income statements by operating segment and corporate cost centers.

Resource Allocation and Performance Measurement

Resources are allocated and performance is evaluated by our CEO on a company-wide basis. We allocate resources primarily based on the performance of the company as a whole, and secondarily the performance of the specific business units while also taking into consideration any return on investment opportunities.

The executives in our business, along with the majority of employees, have their non-equity incentive compensation tied to the overall company performance. As noted in our Proxy Statement, the percentage payout for non-equity incentive compensation is based on the company's performance against a preset target. No segment-specific metrics are involved in that calculation. Additionally, any equity incentive compensation variables given to employees are based on company-wide performance.

The leaders of the business units are evaluated primarily on their responsibilities. For example the customer segment leaders are mainly responsible for customer service, revenue and the effective management of marketing, sales and technical support resources. The leaders who manage cost centers are mainly responsible for providing internal services at an effective cost structure. As such, the individual performance of each leader is evaluated relative to each leader's direct sphere of influence. We believe that this creates strong focus on the respective leaders' areas of responsibilities and the unity created through the company-wide financial performance evaluation ensures that we collectively act in the best interest of the company and its shareholders.

Segment Managers

ASC 280-10-50-7 states that a segment manager is a function, not necessarily a manager with a specific title, who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the operating segment. We do not consider the two Senior Vice Presidents of Public Cloud and Dedicated Cloud to be segment managers as they did not have responsibility for the global segments. As such, we consider the President to be the segment manager for both segments as he regularly meets with our CEO to discuss the operating activities, financial results, forecasts or plans for the operating segments. While he is held accountable for the performance of the operating segments, he is primarily evaluated by the performance of the company as a whole. Furthermore, as noted above, his compensation is based on the performance of the company.

Reporting to Board of Directors

Information is presented to the board of directors through a summarized version of the monthly financial reporting package. The reporting package provided the board includes the following:

•	Key metrics tables similar to our publicly disclosed key metrics, with slightly more granularity and details than what is publicly disclosed.

•	Consolidated financial statements (Income Statement, Balance Sheet, Cash Flow Statement).

•	Budget to actual for consolidated and three geographies (U.S., EMEA, Hong Kong).

Other ad hoc reports may be provided to the board of directors as requested or if management believes it is necessary to highlight other specific financial information.

12.
You disclose that revenues attributed to International primarily relate to the U.K. In light of your also having offices in Amsterdam, Hong Kong and Sydney and your disclosure that services are sold to businesses in more than 120 countries, tell us what consideration you gave to separately disclosing revenues attributed to the U.K. Refer to ASC 280-10-50-41(a).

We respectfully advise that while we have offices in Amsterdam, Hong Kong and Sydney and customers in more than 120 countries, the vast majority of our International revenue is attributed to the U.K. As noted in our footnote, revenue is attributed to geographic location based on the Rackspace operating location that enters into the contractual relationship with the customer. As such, all of our International revenue is attributed to one of the four locations previously mentioned. Our International locations other than the U.K. contribute less than 10% of the total international revenue. As such, we determined that it was not necessary to disclose U.K. revenue individually and that our notation that International revenue is primarily attributable to the U.K. is sufficient. Through the disclosure provided, we believe that we have satisfied the requirement under ASC 280-10-50-41(a).

Executive Compensation (Incorporated by reference from the definitive proxy statement filed March 27, 2012)

13.
We note that you calculate the payout amounts under the non-equity incentive plan based on a non-GAAP measure called Net Income Before Bonus. Please tell us how this measure is calculated from the company's audited financial statements and confirm that you will include a definition in future filings. See Instruction 5 to Item 402(b) of Regulation S-K. Also, explain why the compensation committee exercised its discretion to decrease the bonus payout in the second quarter of 2011 even though it appears that the company met its target.

We advise the Staff that we utilize a performance measure (Net Income Before Bonus) as a method of determining the non-equity incentive compensation to be accrued or paid during a given quarterly period. This performance measure is calculated as net income without the inclusion of any impact of the non-equity incentive compensation and assumes a statutory tax rate. The reader of the financial statements is not able to calculate Net Income Before Bonus directly from our financial statements as we do not separately disclose total non-equity compensation for the period. Note that beginning in 2012, we began utilizing NOPAT Before Bonus (which is NOPAT, as defined in our Key Metric table, with non-equity incentive compensation added back) as the performance measure. In future filings, we will include the definition of NOPAT Before Bonus.

For the second quarter of 2011, the Compensation Committee exercised its discretion to decrease the bonus payout as a result of excluding certain financial items from the non-equity incentive compensation calculation. The Compensation Committee has this authority through their charter.

Signatures, page 92

14.
We note the filing is not signed by your controller or principal accounting officer, or a person with this designation. Note that any person who occupies more than one position should indicate each capacity in which he or she signs. Please tell us whether the chief financial officer or other signatory to the Form 10-K also serves as the controller or principal accounting officer. If so, please provide us with a representation that you will identify the controller or principal accounting officer in future filings. If not, please amend the Form 10-K to include the signature and title of the controller or principal accounting officer. See General Instruction D.2. of Form 10-K.

We acknowledge the Staff's comment and advise the Staff that Karl Pichler, our chief financial officer, also served as our chief accounting officer as of February 17, 2012, the date we filed our Form 10-K. We confirm that we will identify the controller or principal accounting officer in future filings.

Exhibits

15.
We note that you have omitted the schedules to the Revolving Credit Agreement, dated September 26, 2011, between the company and certain bank lenders which you incorporate by reference from your Form 8-K filed on September 29, 2011. The schedules appear to be material and should be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. For example, we note that Schedule 2.01 sets out the initial amount of each lender's commitment. Please amend your filing to file the schedules or advise us why you believe that these are not required to be filed. Be advised that Item 601(b)(2) of Regulation S-K is the only provision which allows the omission of certain schedules and exhibits to agreements that are not material.

We will file a complete copy of our Revolving Credit Agreement, including all schedules and exhibits, on a Form 8-K/A.

*  *  *  *  *

Please direct your questions or comments regarding this letter to Alan Schoenbaum, Senior Vice President and General Counsel, by telephone at 210.312.4721 or by facsimile to 210.312.4848. Thank you for your assistance.

Sincerely,

/s/ Alan Schoenbaum
Alan Schoenbaum, Senior Vice President and General Counsel